SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated Interim Financial Statements under U.S. GAAP
GOL Linhas Aéreas Inteligentes S.A.
September 30, 2007 and December 31, 2006, with Report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2007 and December 31, 2006

(In thousands of Brazilian Reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders’ of

Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2007 and 2006, the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2007 and 2006, and the condensed consolidated statements of changes in stockholders’ equity and comprehensive income for the three and nine-month period ended September 30, 2007. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, cash flows, shareholders equity and comprehensive income for the year then ended not presented herein, and in our report dated January 29, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, November 5, 2007

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Maria Helena Pettersson

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 2007 and December 31, 2006

(In thousands of Brazilian Reais)

	September 30, 2007	December 31, 2006
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	R$ 324,943	R$ 280,977
Short-term investments	1,217,235	1,425,369
Receivables, less allowance (2007 – R$ 20,367; 2006 – R$ 10,366)	820,438	659,306
Inventories	217,733	75,165
Deposits with lessors	79,443	232,960
Recoverable taxes and deferred income tax	93,289	60,396
Prepaid expenses	85,394	64,496
Other	57,873	12,654
Total current assets	2,896,348	2,811,323

Property and equipment
Pre-delivery deposits	410,149	436,911
Flight equipment	1,315,383	660,861
Other	167,378	129,260
	1,892,910	1,227,032
Accumulated depreciation	(227,692)	(147,809)
Property and equipment, net	1,665,218	1,079,223

Other assets
Deposits with lessors	618,855	304,875
Deferred income tax	65,292	-
Goodwill	255,811	-
Tradenames	219,603	-
Routes	778,561	-
Other	119,332	63,033
Total other assets	2,057,454	367,908

Total assets	R$ 6,619,020	R$ 4,258,454

See accompanying notes to condensed consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 2007 and December 31, 2006

(In thousands of Brazilian Reais)

	September 30, 2007	December 31, 2006
	(Unaudited)
Liabilities and shareholders’ equity

Current liabilities
Short-term borrowings	R$ 495,290	R$ 128,304
Current portion of long-term debt	92,845	41,298
Accounts payable	270,721	124,110
Salaries, wages and benefits	131,275	87,821
Sales tax and landing fees	133,943	139,394
Air traffic liability	341,661	335,268
Dividends payable	78,972	42,961
Deferred revenue	55,958	-
Other	81,971	101,190
Total current liabilities	1,682,636	1,000,346

Non-current liabilities
Long-term debt	1,669,550	949,006
Deferred income taxes, net	-	28,064
Deferred gains on sale and leaseback transactions	41,458	48,219
Deferred revenue	590,571	-
Other	158,035	27,661
	2,459,614	1,052,950

Shareholders’ equity
Preferred shares, no par value; 94,704,377 and 88,615,674 issued and outstanding in 2007 and 2006, respectively	1,207,780	846,125
Common shares, no par value; 107,590,792 issued and outstanding in 2007 and 2006	41,500	41,500
Additional paid-in capital	36,592	35,430
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,147,317	1,246,848
Accumulated other comprehensive income (loss)	4,004	(4,322)
Total shareholders’ equity	2,476,770	2,205,158

Total liabilities and shareholders’ equity	R$ 6,619,020	R$ 4,258,454

See accompanying notes to condensed consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

September 30, 2007 and 2006

(In thousands of Brazilian Reais, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Net operating revenues
Passenger	R$ 1,188,751	R$ 1,010,178	R$ 3,210,178	R$ 2,626,885
Cargo and other	114,793	72,793	286,170	163,130
Total net operating revenues	1,303,544	1,082,971	3,496,348	2,790,015

Operating expenses
Aircraft fuel	495,170	357,711	1,352,661	895,773
Salaries, wages and benefits	200,188	111,709	510,380	283,368
Aircraft rent	139,483	67,498	370,870	207,427
Sales and marketing	99,101	126,041	261,465	329,001
Landing fees	73,601	50,181	198,862	112,190
Aircraft and traffic servicing	80,553	45,129	238,434	117,310
Maintenance materials and repairs	97,896	31,990	220,646	92,202
Depreciation	23,125	16,716	81,171	45,165
Other	63,670	42,933	199,456	118,422
Total operating expenses	1,272,787	849,908	3,433,945	2,200,858

Operating income	30,757	233,063	62,403	589,157

Other income (expense)
Interest expense	(33,194)	(24,497)	(101,209)	(51,409)
Capitalized interest	16,561	9,149	25,267	16,854
Interest and investment income	62,041	42,578	223,526	130,984
Other, net	(13,817)	(6,237)	(36,392)	(22,049)
Total other income	31,591	20,993	111,192	74,380

Income before income taxes	62,348	254,056	173,595	663,537

Income tax expense	(16,835)	(64,050)	(46,871)	(187,056)
Net income	R$ 45,513	R$ 190,006	R$ 126,724	R$ 476,481

Earnings per common and preferred share:

Basic and diluted	R$ 0.22	R$ 0.97	R$ 0.64	R$ 2.43

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

September 30, 2007 and 2006

(In thousands of Brazilian Reais)

	Nine months ended September 30,
	2007	2006
Cash flows from operating activities
Net income	R$ 126,724	R$ 476,481
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	81,171	45,165
Deferred income taxes	(4,221)	(15,404)
Allowance for doubtful accounts receivable	10,001	4,908
Capitalized interest	(25,267)	(16,854)
Changes in operating assets and liabilities:
Receivables	(121,749)	(135,226)
Inventories	(132,238)	(33,736)
Accounts payable and other accrued liabilities	113,093	45,692
Deposits with lessors	(63,415)	(10,705)
Air traffic liability	(32,067)	93,639
Dividends payable	36,011	17,249
Deferred revenues	(19,100)	,00-
Other, net	27,245	(59,226)
Net cash provided by (used in) operating activities	(3,812)	411,983

Cash flows from investing activities
Deposits for aircraft leasing contracts	(157,762)	(19,336)
Acquisition of VRG, net of cash acquired	(194,087)	,00-
Acquisition of property and equipment	(332,978)	(135,441)
Pre-delivery deposits	52,029	(142,178)
Proceeds from sale of available-for-sale securities	714,463	599,151
Purchase of available-for-sale securities	(506,329)	(1,172,260)
Net cash used in investing activities	(424,664)	(870,064)

Cash flows from financing activities
Short-term borrowings	295,088	63,715
Proceeds from issuance of long-term debt	390,798	754,781
Dividends paid	(226,255)	(193,389)
Paid-in subscribed capital	4,405	,00-
Other, net	8,406	(2,976)
Net cash provided by financing activities	472,442	622,131

Net increase in cash and cash equivalents	43,966	164,050

Cash and cash equivalents at beginning of the period	280,977	106,347
Cash and cash equivalents at end of the period	R$ 324,943	270,397

Supplemental disclosure of cash flow information
Interest paid, net of amounts capitalized	R$ 110,122	R$ 51,409
Income taxes paid	R$ 26,477	R$ 198,677

Non cash investing activities
Accrued capitalized interest	R$ 25,267	R$ 16,854
Shares issued as consideration for the acquisition of VRG	R$ 357,235	R$ -
Capital leases	R$ 538,841	R$ -

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

September 30, 2007 and December 31, 2006

(In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares		Additional paid in capital	Deferred compensation	Retained Earnings		Accumulated other comprehensive income	Total
	Shares	Amount	Shares	Amount			Appropriated	Unapropriated
Balance at December 31, 2006	107,590,792	R$ 41,500	88,615,674	R$ 846,125	R$ 39,275	R$ (3,845)	R$ 39,577	R$ 1,246,848	R$ (4,322)	R$ 2,205,158
Comprehensive income:
Net income	-	-	-	-	-	-	-	126,724	-	126,724
Changes in fair value of derivative instruments, net of taxes	-	-	-	-	-	-	-	-	8,326	8,326
Total comprehensive income	-	-	-	-	-	-	-	-	-	135,050
Paid-in subscribed capital	-	-	6,483	2,411	-	-	-	-	-	2,411
Deferred compensation	-	-	-	-	(15)	15	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	1,162	-	-	-	1,162
Capital increase	-	-	6,082,220	359,244	-	-	-	-	-	359,244
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(226,255)	-	(226,255)
Balance at September 30, 2007 (Unaudited)	107,590,792	R$ 41,500	94,704,377	R$ 1,207,780	R$ 39,260	R$ (2,668)	R$ 39,577	R$ 1,147,317	R$ 4,004	R$ 2,476,770

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

1. Business Overview

As of September 30, 2007, GOL operated a 74-aircraft fleet, comprised of 30 Boeing 737-800, 30 Boeing 737-700 and 14 Boeing 737-300 aircraft. During the third quarter of 2007, GOL maintained flights to 58 destinations (50 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay , 1 in Uruguay, 1 in Chile and 1 in Peru). As of September 30, 2007, VRG (see Note 3) operated a 20-aircraft fleet, comprised of 16 Boeing 737-300 and 4 Boeing 767-300 aircraft. VRG serves 15 destinations (9 in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela, 1 in France, 1 in Germany and 1 in Italy).

2. Summary of Significant Accounting Policies

a) Basis of presentation

These financial statements were prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting (USGAAP), using Brazilian Reais as the functional and reporting currency. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates.

Consolidated quarterly information includes accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (GTA), GTI S.A., GAC Inc. and Gol Finance. Results include those of VRG since April 9, 2007, the date the Company assumed operations of VRG. All significant intercompany balances have been eliminated.

The exchange rates at September 30, 2007 and September 30, 2006 were R$ 1.8389 and R$ 2.1742, respectively per U.S. Dollar. The average exchange rates for the third quarter of 2007 and 2006 were R$ 1.9177 and R$ 2.1709 respectively (these rates provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

2. Summary of Significant Accounting Policies (Continued)

a) Basis of presentation (Continued)

The results of the nine-month period ended September 30, 2007 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2007. The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2006.

b) Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets using SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” Under this standard, goodwill is tested for impairment annually by comparing the book value to the fair value at the reporting unit level and indefinite-lived intangibles are tested individually, at least annually, by reviewing the individual book values compared to the fair value. Considerable judgement is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure fair value. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.

c) Revenue Recognition and Mileage Program

Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The Company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly compared with actual refund and exchange activities to ensure the appropriateness of the Company’s revenue recognition method with respect to forfeited tickets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

2. Summary of Significant Accounting Policies (Continued)

c) Revenue Recognition and Mileage Program (Continued)

Revenue from cargo shipment is recognized when transportation is provided. Other revenue includes charter services, ticket change fees, mileage program revenues and other incidental services and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in the nine-month periods ended 2007 and 2006 were R$ 131,142 and R$ 110,138, respectively.

The acquired company VRG (see Note 3) operates a frequent flyer program, Smiles (“Mileage Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Mileage Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Mileage Program. Outstanding miles earned by flying VRG or distributed by its non-airline partners (such as banks, credit card issuers and e-commerce companies) were revalued using a weighted-average per-mile equivalent ticket value, taking into account such factors as differing classes of service and domestic and international ticket itineraries, which can be reflected in awards chosen by Mileage Program members.

The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The Company uses the deferred revenue model to account for its obligation for miles to be redeemed based upon the Company’s equivalent ticket value of similar fares. The Company accounts for all miles earned and sold as separate deliverables in a multiple element revenue arrangement as prescribed by FASB Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” The Company uses the residual method and defers the portion of the sales proceeds that represents the estimated fair value of the award and recognizes that amount as revenue when the award is provided. The excess of sale proceeds over the fair value of the award is recognized as air transportation revenue or mileage program marketing revenue, as applicable.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

2. Summary of Significant Accounting Policies (Continued)

c) Revenue Recognition and Mileage Program (Continued)

For miles that are inactive for a period of 36 consecutive months, it is the Company’s policy to cancel all miles contained in those accounts at the end of the 36 month period of inactivity. The value associated with mileage credits that are estimated to be cancelled based upon inactivity is recognized as passenger revenue in proportion to actual mileage award redemptions over the period in which the expired miles ocurred.

The Company’s Mileage Program deferred revenue and liabilities are included under the following balance sheet captions at:

September 30, 2007
Current Liabilities
Deferred revenue	55,958
Non-Current Liabilities
Deferred revenue	590,571
Total	646,529

For further information, refer to the consolidated financial statements for the year ended December 31, 2006 and footnotes thereto included in the Company’s financial statements filed with the SEC.

d) New accounting pronouncements

In September 2006, the FASB issued SFAS 157. This statement, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 intends to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements. SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on consolidated financial position and results of operations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

3. Business Combination

On April 9, 2007, the Company acquired the airline VRG Linhas Aéreas S.A. (VRG). As of the acquisition date, VRG provided service to 15 destinations (11 in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela and 1 in Germany) and operated a fleet of 19 aircraft, comprised of 16 Boeing 737-300 and 3 Boeing 767-300 aircraft.

The results of VRG’s operations have been included in the Company’s condensed financial statements since April 9, 2007, the acquisition date. The Company funded the acquisition with a combination of cash and stock. The value of Company’s preferred shares issued as consideration to the shareholders of VRG was determined based on the average market price at the date that the transaction was agreed to and announced. The total purchase price was R$ 558,744 (US$ 290,076) of which R$ 194,087 (US$100,762) was paid in cash, net of cash acquired, R$357,235 (US$ 185,461) was paid in non-voting preferred shares and R$ 7,422 (US$ 3,853) was acquisition cost. The purchase contract permits a post-closing purchase price adjustment based on an audit of specific assets and liabilities. The transaction resulted in recognition of tax-deductible goodwill.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets and liabilities of VRG based on their fair values as of the date of acquisition. Independent valuation specialists conducted an independent valuation to assist management in determining the fair values of a significant portion of these assets and liabilities. The work performed by the valuation specialists has been considered in management’s preliminary estimates of the fair values reflected in the condensed consolidated financial statements. The preliminary valuation was based on the actual net tangible and intangible assets of VRG that existed as of the date of acquisition.

The initial purchase price allocation of the assets acquired and liabilities assumed was based on management’s best available estimate of fair value for the assets and liabilities of VRG considering the prevailing market conditions at the date of acquisition. The purchase price allocation is preliminary and is subject to revision.

The following table summarizes the preliminary estimated fair value of assets acquired and liabilities assumed for the acquisition at the date of the acquisition:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

3. Business Combination (Continued)

Assets
Cash and equivalents	6,325
Accounts receivable	49,384
Inventories	10,330
Deferred tax assets	214,169
Intangible assets	998,164
Other assets	54,433
Total assets acquired	1,332,805

Liabilities assumed
Accounts payable	(33,518)
Air traffic liability	(38,460)
Deferred revenue	(665,629)
Debentures	(60,616)
Deferred income taxes	(128,874)
Other liabilities	(102,775)

Net assets acquired	302,933

Purchase price, net of cash acquired	558,744

Excess of purchase price over net assets	255,811

Goodwill, R$ 255,811, represents the excess of purchase price of the acquired business over the fair value of the underlying net tangible and intangible assets and is recorded at VRG. Intangible assets with indefinite lives consist of the fair value allocated to routes and tradenames, valued at R$ 778,561 and R$ 219,603, respectively.

VRG’s route network in Brazil was determined to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The VRG tradenames were determined to have indefinite useful lives due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. In the event the Company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the Company will recognize a charge for the amount of impairment during the period in which the determination is made.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

4. Inventories

	September 30, 2007	December 31, 2006
Consumable material	18,187	4,701
Parts and maintenance material	101,515	45,763
Prepayment to suppliers	69,392	20,024
Importing in process	22,338	-
Other	6,301	4,677
	217,733	75,165

5. Geographic Revenue Reporting

The company operates domestic and international flights. Geographic information for net operating revenues by market, presented below, was compiled based on passenger and cargo transportation provided by origin to final destination for GTA and origin to first destination for VRG:

	Three months ended September 30,				Nine months ended September 30,
	2007	%	2006	%	2007	%	2006	%
Domestic	1,167,270	89.5	1,042,924	96.3	3,195,255	91.4	2,704,873	96.9
International	136,274	10.5	40,047	3.7	301,093	8.6	85,142	3.1
Total	1,303,544	100.0	1,082,971	100.0	3,496,348	100.0	2,790,015	100.0

6. Deposits with Lessors

Deposits with lessors include aircraft and engine maintenance deposits, security deposits for aircraft leasing contracts and other deposits which will be used to compensate the lessors for other lease related costs when due. Following is the composition of the balance:

	September 30, 2007	December 31, 2006
Aircraft and engine maintenance deposits	327,506	263,647
Security deposits	80,269	40,787
Other deposits	290,523	233,401
	698,298	537,835
Short-term	(79,443)	(232,960)
Long-term	618,855	304,875

Maintenance deposits made in the third quarter of 2007 and 2006 were R$ 39,029 and R$ 23,488, respectively. There were maintenance deposit reimbursements of R$ 4,448 and R$ 48,665 to the Company for maintenance events during the third quarters of 2007 and 2006, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

7. Short-term Borrowings

At September 30, 2007, the Company had five revolving lines of credit with three financial institutions allowing for combined borrowings up to R$ 652,000. Four of the credit lines are secured by promissory notes and allow for borrowings up to R$650,000. At September 30, 2007 and December 31, 2006, there were R$ 495,290 (US$ 269,340) and R$ 128,304 (US$ 60,011) outstanding borrowings under these facilities, respectively.

The weighted average annual interest rate for these reais-based short-term borrowings at September 30, 2007 and December 31, 2006 was 10.75% and 15.50%, respectively.

8. Long-term Debt

	September 30, 2007	December 31, 2006
Foreign currency:
5.36 % Bank loan	111,936	128,304
7.24 % IFC loan	83,385	107,150
7.50 % Senior notes	419,760	-
8.75 % Perpetual notes	373,120	436,902
	988,201	672,356
Local currency:
8.40 % Debentures	60,616	-
9.15 % BNDES loan	54,359	54,626
10.18 % BDMG loan	14,000	-

Capital leases (note 11)	552,374	222,024

Long-term debt	1,669,550	949,006

On July 4, 2007, GOL closed a long term borrowing agreement in the amount of R$ 14,000 (US$ 7,613) with the Development Bank of Minas Gerais (BDMG). The BDMG credit line will be used to finance a portion of the investments and operating expenses of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with an annual interest rate of IPCA plus 6%. At September 30, 2007 there was R$ 14,069 (US$ 7,651) outstanding under this facility.

The following table provides a summary of our principal payments of long-term debt obligations at September 30:

						Beyond
(in R$ 000)	2009	2010	2011	2012	2013	2013	Total
Long-term debt obligations (1)	147,604	36,601	36,601	34,236	7,705	481,309	744,056

(1) The long-term debt obligations do not include the perpetual notes and capital leases.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

9. Transactions with Related Parties

The Company has an exclusive bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During the third quarter of 2007 and 2006, the Company paid R$ 1,709 and R$ 104 (R$ 813 and R$ 104) to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. (expiring on March 31, 2008) for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During the third quarters of 2007 and 2006, the Company paid R$ 92 and R$ 88 to this company, respectively.

The payments to and from the related parties are in the normal course of business and are based on prevailing market rates.

10. Shareholders’ Equity

Brazilian corporations are allowed to attribute interest on shareholder’s equity. The calculation is based on the shareholder’s equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (6.25% annual interest rate for the third quarter of 2007). For the nine-month period ended September 30, 2007, the Company’s statutory consolidated financial statements presented a net income of R$ 298,068 (net profit of R$ 491,079 in 2006). The Company accrued a total of R$ 76,517 of interim dividends payable represented by R$ 38,094 of interest on stockholder’s equity and R$ 38,423 of dividends for payment related to the third quarter of 2007, which is included in current liabilities.

11. Leases

During the third quarter of 2007, the Company entered into lease agreements for five Boeing 737-800 and one 767-300 aircraft which are classified as capital leases under the provisions of SFAS No. 13, “Accounting For Leases”. At September 30, 2007, the Company had thirteen aircraft classified as capital leases. The capital lease agreements have terms ranging from six to twelve years. For ten of the Company’s aircraft, there are bargain purchase options to buy them at the end of the lease term. At September 30, 2007, the carrying value of aircraft under capital lease arrangements included in property and equipment, net of accumulated depreciation of R$ 25,121, totaled R$ 747,390. Depreciation of aircraft under capital lease arrangements is included in depreciation and amortization expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

11. Leases (Continued)

Future minimum lease payments under capital leases with initial or remaining terms in excess of one year at September 30, 2007 were as follows:

	Thousands of R$	Thousands of US$
2008	93,304	50,739
2009	93,304	50,739
2010	93,304	50,739
2011	93,304	50,739
2012	93,304	50,739
After 2012	470,172	255,681
Total minimum lease payments	936,692	509,376
Less: Amount representing interest	320,606	174,346
Present value of net minimum lease payments	616,086	335,030
Less current portion	63,712	34,647
Long-term portion	552,374	300,383

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At September 30, 2007, GOL leased 62 aircraft under operating leases (as compared to 60 aircraft at December 31, 2006), with initial lease term expiration dates ranging from 2007 to 2014 and VRG leased 19 aircraft under operating leases, with initial term expiration dates ranging from 2008 to 2019.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at September 30, 2007 were as follows:

	Thousands of R$			Thousands of US$
	Aircraft	Other	Total	Aircraft	Other	Total
2008	394,287	13,167	407,454	214,415	7,160	221,575
2009	327,982	7,962	335,944	178,358	4,330	182,688
2010	250,199	4,577	254,776	136,059	2,489	138,548
2011	212,299	2,191	214,490	115,449	1,192	116,641
2012	159,197	901	160,098	86,572	490	87,062
After 2012	253,852	-	253,852	138,045	-	138,045
Total minimum lease payments	1,597,816	28,798	1,626,614	868,898	15,661	884,559

During the third quarter of 2007, GOL received five Boeing 737-800 aircraft totaling a 74-aircraft fleet, comprised of 30 Boeing 737-800, 30 Boeing 737-700 and 14 Boeing 737-300 aircraft (62 under operating leases and 12 under capital leases) and VRG received one Boeing 767-300 aircraft totaling a 20-aircraft fleet, comprised of 16 Boeing 737-300 and 4 Boeing 767-300 aircraft. (19 under operating leases and 1 under capital lease).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

12. Other Commitments

The following table provides a summary of our principal payments under aircraft purchase commitments and other obligations at September 30:

(in R$ 000)	2008	2009	2010	2011	2012	Total
Pre-delivery deposits (1)	184,608	266,875	281,043	275,537	120,397	1,128,460
Aircraft purchase commitments (2)	1,848,574	1,415,390	2,377,374	1,759,443	1,676,919	9,077,700
Total	2,033,182	1,682,265	2,658,417	2,034,980	1,797,316	10,206,160

(1) The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

(2) The Company has a purchase contract with Boeing for 103 Boeing 737-800 Next Generation aircraft, under which the Company currently has 69 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 9,078 million (corresponding to approximately US$ 4,936 million) based on the aircraft list price (excluding contractual manufacturer’s discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost).

13. Financial Instruments and Concentration of Risk

At September 30, 2007 and December 31, 2006, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing transactions. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments related to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguay Guaranis, Peru Nuevos Soles and Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Germany, France, Italy, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at September 30, 2007 is as set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

13. Financial Instruments and Concentration of Risk (Continued)

	September 30, 2007	December 31, 2006
Assets
Cash and cash equivalents	1,407,567	788,136
Deposits with lessors	182,984	273,031
Aircraft and engine maintenance deposits	30,991	20,223
Other	57,631	15,405
Total assets	1,679,173	1,096,795

Liabilities
Foreign suppliers	43,425	25,249
Others	11,695	63,167
Total liabilities	55,120	88,416
Exchange exposure	1,624,053	1,008,379
Exchange exposure in thousands of U.S. dollars	883,165	471,646

Off-balance sheet transactions exposure
Operating Leases	1,626,614	1,948,607
Aircraft commitments	9,077,700	11,549,004
Total exchange exposure	12,328,367	14,505,990
Total exchange exposure in thousands of U.S. dollars	6,704,207	6,784,841

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes financial derivative instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the third quarter of 2007 and 2006 represented approximately 39.1% and 42.2% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

13. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	September 30, 2007	December 31, 2006
Fair value of derivative instruments at the end of the period	R$ 18,703	R$ (4,573)
Average remaining term (months)	2	3
Hedged volume (barrels)	1,771,800	1,804,000

Quarter ended September 30	2007	2006
Hedge effectiveness gains recognized in aircraft fuel expense	R$ 10,210	-
Hedge ineffectiveness net gains (losses) recognized in other income	R$ 5,716	R$ (322)
Percentage of actual consumption hedged (during quarter)	53%	85%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 37%, 7% and 6% of its jet fuel requirements for the fourth quarter of 2007 and the first and second quarters of 2008, respectively, at average crude equivalent prices of approximately US$ 75.5, US$ 62.6 and US$ 62.9 per barrel, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

13. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

The Company continually looks for better and more accurate methodologies in forecasting and estimating future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. During second quarter 2006, the Company revised its method for forecasting future cash flows. Previously, the Company had estimated future cash flows using actual market forward prices of like commodities and adjusting for historical differences from the Company’s actual jet fuel purchase prices. The Company’s new methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities, and will not have a material impact on the financial statements.

During the three months ended September 30, 2007, the Company recognized approximately R$ (328) (US$ (178)) of additional net losses in Other (gains) losses, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, approximately R$ 6,044 (US$ 3,287) was ineffectiveness income and mark-to-market gains related to contracts that settled during third quarter of 2007. As of September 30, 2007 there was R$ 12,174 (US$ 6,620), net of taxes, on unrealized gains with jet fuel hedges recorded in “comprehensive income”. During the period, all fuel derivative transactions were designated as hedges.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its seven counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

13. Financial Instruments and Concentration of Risk (Continued)

b) Exchange rates

The Company is exposed to the effects of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage this risk, the Company uses USD options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	September 30, 2007	December 31, 2006
Fair value of derivative instruments at the end of period	R$ (10)	R$ (275)
Longest remaining term (months)	3	2
Hedged volume	R$ 287,788	R$ 385,112

Quarter ended September 30	2007	2006
Hedge effectiveness losses recognized in operating expenses	R$ (459)	R$ (6,655)
Hedge ineffectiveness losses recognized in other expenses	R$ (2,621)	R$ (1,560)
Percentage of expenses hedged (during quarter)	50%	52%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of September 30, 2007 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ (5,808), net of taxes.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

c) Interest rates

The Company contracted derivatives to protect itself from interest rate increases related to its aircraft leasing operations, in the maximum amount of R$ 325,485 (US$ 177 million) and in the maximum term of 7 years. As of September 30, 2007, the Company recognized a net gain of R$ 613 (US$ 333) as financial income. None of these derivatives were designated for application of hedge accounting as defined by SFAS 133.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

13. Financial Instruments and Concentration of Risk (Continued)

d) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of September 30, 2007, the total amount invested in synthetic fixed-income option contracts was R$ 82,040 with average term of 195 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of September 30, 2007, the notional amount of fixed-rate swaps to CDI was R$ 80,000 with a fair value of R$ 142, and the notional amount of dollar-denominated swaps to CDI was R$ 174,695 with a fair value or R$ 27,380. The change in fair value of these swaps is recognized in interest income in the period of change.

14. Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. As a result of implementing Interpretation 48, there have not been any unrecognized benefits and there was no impact on the liability for unrecognized tax benefits or results of operations. Accordingly, as of the date of the adoption of FIN 48 the Company did not have any accrued interest and penalties related to unrecognized tax benefits. Management does not believe there will be any material changes related to unrecognized tax positions over the next 12 months. The Company will recognize penalties and interest accrued on any unrecognized tax benefits as a component of income tax expenses. The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates.

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at September 30, 2007 and September 30, 2006, is as follows:

	Nine months periods ended September 30,
	2007	2006
Income before income taxes	173,595	663,537
Nominal composite rate	34%	34%
Income tax by the nominal rate	59,022	225,603
Interest on shareholders’ equity	(36,208)	(32,962)
Difference in financial reporting and tax basis	24,057	(5,585)
Income tax expense	46,871	187,056
Effective rate	27.0%	28.2%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Continued)

September 30, 2007 and December 31, 2006

(In thousands of Reais)

15. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three months period ended September 30,		Nine months period ended September 30,
	2007	2006	2007	2006
Numerator
Net income applicable to common and preferred shareholders for basic and diluted earnings per share	R$ 45,513	R$ 190,006	R$ 126,724	R$ 476,481

Denominator
Weighted-average shares outstanding for basic earnings per share (in thousands)	202,295	196,206	198,609	196,069

Effect of dilutive securities:
Executive stock options (in thousands)	25	81	48	133

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per shares (in thousands)	202,320	196,287	198,657	196,202

16. Subsequent Events

On October 15, 2007, GOL executed a committed aircraft pre-delivery payments (“PDP”) loan facility in the amount of R$ 560,418 (US$ 310 million) for all of its 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009. The loan has a term of 1.6 years with interest of LIBOR plus 0.5% p.a. and is guaranteed by the purchase contract of the 21 aircraft and by GOL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.